ICAP

1/5/2004

04012013

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NUMBER: 08204904

SUPPL

Re: ICAP plc - AVS No.: 108094

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

SEC MAIL RECEIVED JAN 06 2004

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

ICAP

31 December 2003

Company Announcements Office
Old Broad Street
London
EC2N 1HP

Dear Sirs

ICAP plc – AVS No. 108094
Barclays PLC

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

SEC MAIL PROCESSING
RECEIVED
JAN 06 2004
WASH. D.C. 155 SECTION

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR
Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 5743
www.icap.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO **108094**

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP plc**	2. Name of shareholder having a major interest **BARCLAYS PLC**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **AS IN 2**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LETTER**

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
N/A	**N/A**	**NOT KNOWN**	**N/A**

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary shares of 50p each	**23.12.03**	**31.12.03**

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
HOLDING HAS GONE BELOW 3% THRESHOLD	

14. Any additional information	15. Name of contact and telephone number for queries
	KATHRYN DICKINSON **020 7000 5782**

16. Name and signature of authorised company official responsible for making this notification

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Date of notification: **31 December 2003**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries: UK Listing Authority

Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

Tel 020 7699 2305
Fax 0870 242 2733

24 December 2003

The Company Secretary
ICAP PLC
Park House
16 Finsbury Circus
London
EC2M 7UR

BARCLAYS

Dear Sir

<u>Companies Act 1985 ("The Act") - Part VI</u>

I refer to our previous correspondence and now inform you that as 23 December 2003 Barclays PLC no longer has a notifiable interest in the capital of your Company.

According to ~~our records your Company's Issued Share Capital~~ is 115,285,335. If this is incorrect please let me know.

If you have any queries relating to this letter please contact me on 020 7699 2305.

Yours faithfully

Geoff Smith
Manager, Secretarial Services